UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2018

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: 011 31 70 377 9111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ROYAL DUTCH SHELL PLC FOURTH QUARTER 2017 INTERIM DIVIDEND

The Board of Royal Dutch Shell plc (“RDS” or the “Company”) today announced an interim dividend in respect of the fourth quarter of 2017 of US$0.47 per A ordinary share (“A Share”) and B ordinary share (“B Share”), equal to the US dollar dividend for the same quarter last year.

On November 28, 2017, RDS announced the cancellation of its Scrip Dividend Programme with effect from the fourth quarter 2017 interim dividend. The cancellation means the fourth quarter 2017 interim dividend and future dividends will be settled entirely in cash, rather than the Company offering a share-based alternative. For further details please refer to www.shell.com/scrip.

The Board expects that the first quarter 2018 interim dividend will be US$0.47, equal to the US dollar dividend for the same quarter in the previous year. The first quarter 2018 interim dividend is scheduled to be announced on April 26, 2018.

Details relating to the fourth quarter 2017 interim dividend

It is expected that cash dividends on the B Shares will be paid via the Dividend Access Mechanism from UK-sourced income of the Shell group.

Per ordinary share	Q4 2017
RDS A Shares (US$)	0.47

RDS B Shares (US$)	0.47

Cash dividends on A Shares will be paid, by default, in euro, although holders of A Shares will be able to elect to receive dividends in pounds sterling.

Cash dividends on B Shares will be paid, by default, in pounds sterling, although holders of B Shares will be able to elect to receive dividends in euro.

The pounds sterling and euro equivalent dividend payments will be announced on March 9, 2018.

Per ADS	Q4 2017
RDS A ADSs (US$)	0.94

RDS B ADSs (US$)	0.94

Cash dividends on American Depository Shares (“ADSs”) will be paid, by default, in US dollars.

ADS stands for an American Depositary Share. ADR stands for an American Depositary Receipt. An ADR is a certificate that evidences ADSs. ADSs are listed on the NYSE under the symbols RDS.A and RDS.B. Each ADS represents two ordinary shares, two A Shares in the case of RDS.A or two B Shares in the case of RDS.B. In many cases the terms ADR and ADS are used interchangeably.

Dividend timetable for the fourth quarter 2017 interim dividend

Announcement date	February 1, 2018
Ex-dividend date(Note 1)	February 15 2018
Record date	February 16, 2018
Closing of currency election date (Note 2)	March 2, 2018
Pounds sterling and euro equivalents announcement date	March 9, 2018
Payment date	March 26, 2018

As a result of the cancellation of the Scrip Dividend Programme (the “Programme”) the dividend timetables for the first, second, and third quarter 2018 interim dividends will be updated to remove the dates related to the Programme. These updated interim dividend timetables can be found on www.shell.com/dividend.

Notes

Note 1:

The New York Stock Exchange (NYSE), with effect from September 5, 2017, reduced the standard settlement cycle in accordance with the SEC amendments to Exchange Act Rule 15c6-1(a). Under these rules, regular settlement will occur on a T+2 basis for trades occurring on or after the SEC’s implementation date of September 5, 2017.

As a result RDS A ADSs and RDS B ADSs traded on the NYSE markets will now settle in line with RDS A shares and RDS B shares traded on European markets, who moved to a T+2 settlement basis for trades in 2014, resulting in the same ex-dividend date for RDS A shares, RDS B shares, RDS A ADSs and RDS B ADSs. Record dates will not change.

Note 2:

A different currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

Taxation - cash dividends

Cash dividends on A Shares will be subject to the deduction of Dutch dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances. Non-Dutch resident shareholders, depending on their particular circumstances, may be entitled to a full or partial refund of Dutch dividend withholding tax. Expected from 2018, Dutch and non-Dutch resident shareholders who are exempt from corporate income tax may elect for an exemption from Dutch dividend withholding tax instead of requesting a refund if tax was withheld.

Furthermore, in April 2016, there were changes to the UK taxation of dividends. The dividend tax credit was abolished, and a new tax free dividend allowance introduced. Dividend income in excess of the allowance is taxable at the following rates: 7.5% within the basic rate band; 32.5% within the higher rate band; and 38.1% on dividend income taxable at the additional rate.

If you are uncertain as to the tax treatment of any dividends you should consult your own tax advisor.

Dividend Reinvestment Plans

Equiniti Financial Services Limited (“EFSL”), part of the same group of companies as the Company’s Registrar, Equiniti Limited, has reintroduced its Dividend Reinvestment Plan (“DRIP”) which enables RDS shareholders to elect to have their dividend payments used to purchase RDS shares of the same class as those already held by them.

The dividend reinvestment options offered by ABN AMRO Bank N.V. and The Bank of New York Mellon have also been reintroduced and shareholders interested in these options should contact the relevant provider. More information can be found at http://www.shell.com/drip.

To be eligible for the next dividend, shareholders must make a valid dividend reinvestment election before the published date for the close of elections.

Royal Dutch Shell plc

The Hague, February 1, 2018

Contacts:

- Investor Relations: Europe + 31 (0) 70 377 4540; North America +1 832 337 2034

- Media: International +44 (0) 207 934 5550; Americas +1 832 337 4355

CAUTIONARY NOTE

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2016 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, February 1, 2018. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com

U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953 and 333-215273).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Linda Szymanski
Name:	Linda Szymanski
Title:	Company Secretary

Date: February 1, 2018